File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. CDNX-KRR

02028519

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

April 5, 2002

Office of International Finance (4193)
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA

Phone: 202 272 3246
Fax: 202 272 2677

File #82-666 Rule 12g3-s(b)

SUPPL

02 APR 18

PROCESSED
MAY 0 1 2002
THOMSON
FINANCIAL

Dear Sir or Madam;

Enclosed please find **one set of** the following information:

1. Third quarter report to January 31, 2002 dated March 29, 2002
   - Schedule A: Financial Statement (Unaudited – Prepared by Management)
   - Schedule B & C: Supplemental Information and Management Discussion.

2. News Releases,
   - February 4, 2002, **Kettle River arranges $35,000 financing** for working capital and property acquisitions in Naket Joint Venture project in Nunavut.

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements
Director

Encl.

dlw 4/19

Form Letters1
4/5/02

File #82 - 666
Rule 12g3-2(b)

Kettle River Resources Ltd. CDNX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

February 4, 2002

PRESS RELEASE

Kettle River arranges $35,000 financing

Subject to regulatory approval, Kettle River Resources Ltd. is arranging a non-brokered private placement in the amount of up to 350,000 units at a price of 10 cents per unit, for gross proceeds of up to $35,000. Each unit consists of one common share and one share purchase warrant. One warrant and 15 cents will entitle the placee to acquire one additional common share of the company for a period of two years. No finder's fees are applicable.
The proceeds of the private placement will be used for working capital and property acquisitions in its 50% joint venture NAKET diamond project in Nunavut, Canada.

George O.M. Stewart
'President

Obtain further information from Kettle River Resources Ltd. by phoning 1-800-856-3966 or email kettle@direct.ca

File #82-666
Rule 12g3-2(b)

02 APR 18

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

ISSUER DETAILS

NAME OF ISSUER	FOR THE THIRD QUARTER ENDED	DATE OF REPORT Y	M	D
Kettle River Resources Ltd.	**January 31, 2002**	**2002**	**03**	**29**

ISSUER'S ADDRESS
Box 130, 298 Greenwood Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX	ISSUER TELEPHONE
Greenwood	**BC**	**V0H 1J0**	**250 445 2259**	**250 445 6756**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE
Ellen Clements	**Director**	**1 800 856 3966**

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.
Schedule A: Financial information, Schedule B: Supplementary information and Schedule C: Management Discussion. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED Y	M	D
"George Stewart"	**George O.M. Stewart**	2002	03	29

DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED Y	M	D
"Ellen Clements"	**Ellen Clements**	2002	03	29

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. CDNX -KRR.V

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

March 29, 2002

Nine-month report ended January 31, 2002
BC Form 51 - 901 Quarterly Reports

SCHEDULE A: *SEE Financial Statements:*

The discussion should be read in conjunction with the Financial Statements for the period ended January 31, 2002.

SCHEDULE B: *Supplemental Information:*

Please refer also to the Financial Statement and accompanying notes.

1. General and Administrative expenses during the nine month period amounted to $111,167 (2001 $117,790) for the nine month period and $32,350 for the quarter (2001 $42,099).
2. Exploration expenditures of $69,462 this period were primarily related to the Phoenix tailings study, DHK Diamond Inc., the Naket diamond JV and the Greenwood Area properties. The accumulated balance of mineral properties at the end of the period is $2,824,740. Certain Saskatchewan properties were written off this period including previous expenditures of $44,207.
3. Amounts paid or accrued to related parties during the period was $106,270.
4. No Shares were issued during the period. Subsequent to the Financial Statement, a private placement raised $35,000 for general working capital. The issue of 350,000 units at 10 cents per unit consists of 1 common share and 1 warrant entitling the placee to purchase one common share at 15 cents for 24 months.

SCHEDULE C: *Management discussion and analysis of financial condition*

General Administration:

The Company is principally engaged in the acquisition, exploration and development of mineral properties in British Columbia, Northwest Territories, Saskatchewan and Nunavut and accordingly has no revenue from any of its properties.

Exploration Activities:

Diamond Exploration:
DHK properties, W0 Claim Block, Northwest Territories, Lac de Gras
In December 2001, BHP Billiton (BHP) advised Kettle River that 22 potential kimberlite targets had resulted from the Falcon Survey conducted in September on the WO Block. Of the 22 targets, four have been high priority rated. BHP recommended that ground geophysics be conducted to establish each anomaly prior to setting drill locations. Archon Minerals, in order to meet earn in conditions has committed to conduct the drill-testing program.

Included in the four high priority targets is an apparent extension of **D029N** kimberlite indicated by an adjacent gravity low. Drilling in 1998 encountered 82 vertical meters of kimberlite that was heavily diluted with waste rock. The sample weighed 82.7 kg and yielded 12 diamonds (1 macro and 11 micro). These diamonds were transparent and well preserved. In 1993, five drill holes targeted a separate anomaly located south of DO29N. Hypabyssal kimberlite was intersected and only 1 micro diamond was found. An image showing the Falcon Survey identifies each aspect and can be viewed on the website at http://www.kettleriver.com/property/lacdegras.html.

The consortium of Dentonia Resources Ltd., Horseshoe Gold Mining Inc. and Kettle River Resources Ltd. and the decision to take DHK Diamonds Inc. (DHK) public has not proceeded as anticipated. It is now recommended that DHK Diamonds Inc. be disbanded with each partner registering its represented direct property interest. All previous agreements where DHK was carried to production have ended. In the event of a new discovery on the DHK property, the procedure for cash call exploration contributions needs to be addressed. Currently, Kettle River and its partners are required to equally meet program costs through DHK. Raising capital may prove onerous where application of funds would be to the account of property owned by a private non-reporting corporation. Kennecott has indicated it would accept a 1% royalty if certain conditions were met. Exploration success in this current program will resolve the various positions in this interesting project.

Naket JV (50%) (Migration Lake area) Nunavut
The 2001 ground geophysical program indicated the eastern portion of the surveyed block is prospective for banded iron formation gold and the western area within the Mackenzie dyke swarm (Corridor of Hope) is more likely to host kimberlite intrusions.

The discovery of a bulls eye magnetic anomaly in the dyke area led to the decision to stake additional ground covering a further 6 anomalies. Staking commenced in February. The anomalies will be tested by low-level close spaced airborne surveys.

Mineral Exploration activity:

British Columbia - Greenwood Area

The investment climate in B.C. has greatly improved with the initiation of Flow-Through incentives for mining exploration and improving outlook for base and precious metals.

During 1995 and 1996 Kettle River compiled and digitized vast amounts of exploration data archived in Company offices and had a mineral potential map report developed by Resource Science Inc. of Tuscon, Arizona. The report indicated by overlapping and weighting areas of favorable geophysics, geology, geochemistry, structure and mineral occurrences that could host overlooked mineral deposits. The results of this report were not pursued due to lack of mining interest in B.C. at that time. With the recent successes of the application of this technique in conjunction with up to date geophysics, management is considering advancing this program as was originally planned.

Operations and financial condition

At the end of the quarter, the Company had current assets of $86,770 with current liabilities of $36,212 resulting in a working capital of $50,558. The loss for the nine-month period was $192,431 including 48,895 of previous mineral property expenditures written off. During the period the Company exploration projects included the Phoenix Tailings study for industrial mineral potential, DHK-BHP kimberlite target Falcon survey - WO Claim Block, Lac de Gras, and the Naket diamond JV project in Nunavut. There are no shares held in escrow and of the fifty million authorized common shares, there are 4,853,611 issued and outstanding of which the Company holds 256,000.

Financings, Principal Purposes And Milestones

Financing of the company and its exploration projects is dependant on director and equity financing and subject to market conditions. The CDNX gave final approval on March 6, 2002 for the private placement of $35,000 announced on Feb. 4, 2002, the funds being required in order to meet ongoing obligations. The Company continues to explore for minerals and diamonds on land currently held as well as search for additional properties of merit.

Kettle River explores for diamonds, precious and base metals in North America and trades on the Canadian Venture Exchange (CDNX) under the symbol KRR. The Company is listed with Moody's Investment and Standard & Poors and is registered with the Security and Exchange Commission File #82-666 under the 12g3-2(b) Exemption.

Information relating to property programs, news bulletins, financial reports and share price, bid/ask information is available on the company website www.kettleriver.com.

The Company directors address investor relations issues and can be contacted at their toll free number: 1 800 856 3966.

George O.M. Stewart,
President

KETTLE RIVER RESOURCES LTD.
Balance Sheets – Nine months & Year End
(Unaudited – Prepared by Management)

	January 31, 2002	April 30, 2001
ASSETS		
CURRENT ASSETS		
Cash and term deposits	$ **64,376**	$ 227,645
Accrued interest and other amounts receivable	**19,820**	43,427
Marketable securities (Note 3)	**5,231**	66,531
Prepaid expenses	**2,574**	3,406
	92,001	341,009
INVESTMENTS (Note 4)	**389,610**	388,340
CAPITAL ASSETS (Note 5)	**102,802**	108,011
MINERAL PROPERTIES (Note 6)	**2,824,740**	2,804,172
	3,409,153	3,641,532
LIABILITIES and SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**36,212**	76,160
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**8,120,506**	8,120,506
Deficit	**(4,747,565)**	(4,555,134)
Nature of operations (Note 1)	**3,372,941**	3,565,372
	$ **3,409,153**	$ 3,641,532

KETTLE RIVER RESOURCES LTD.
Statements of Operations and Deficit
(Unaudited – Prepared by Management)

	Three month period		Nine month period	
	January 31, 2002	January 31, 2001	**January 31, 2002**	January 31, 2001
ADMINISTRATIVE EXPENSES				
Accounting, audit & legal	**$ 4,499**	$ 6,181	**$ 19,754**	$ 16,904
Advertising, promotion & printing	**2,168**	1,712	**5,633**	6,107
Amortization	**552**	666	**1,657**	1,999
Licenses, insurance & fees	**4,777**	4,397	**15,004**	15,484
Management & wages (net of recoveries)	**17,698**	20,549	**55,622**	56,887
Office & sundry	**685**	2,410	**4,656**	6,927
Office building expenses	**1,061**	995	**4,727**	4,991
Telephone	**140**	1,037	**992**	2,159
Travel	**770**	4,152	**3,122**	6,332
	32,350	42,099	**111,167**	117,790
Equity In Loss of New Nadina Explorations Limited	**2,288**	3,817	**8,826**	9,372
Write Down (up) of Marketable Securities	**(14,429)**	5,379	**(17,202)**	4,825
Loss on Sale of Securities	**15,033**		**26,319**	
Property Investigation Costs	**9,013**	6,923	**20,779**	16,630
Mineral properties written off (previous)	**48,895**	Nil	**48,895**	Nil
Total Expenses	**93,150**	58,218	**198,784**	148,617
Less Income				
Interest and investment	**(15)**	9,686	**6,353**	24,532
Loss for the period	**(93,165)**	(48,532)	**(192,431)**	(124,085)
Deficit, beginning of period	**(4,654,400)**	(4,403,311)	**(4,555,134)**	(4,327,758)
Deficit, end of period	**$ (4,747,565)**	$ (4,451,843)	**$ (4,747,565)**	$ (4,451,843)
Loss per share	**$ (0.02)**	$ (0.01)	**$ (0.04)**	$ (0.02)
Weighted average number of Common Shares outstanding	**4,597,611**		**4,597,611**	

The accompanying notes are an integral part of these financial statements.

KETTLE RIVER RESOURCES LTD.
Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three month period		Nine month period	
	January 31, 2002	January 31, 2001	**January 31, 2002**	January 31, 2001
CASH PROVIDED BY (USED IN) OPERATIONS				
Loss for the period	**$ (93,165)**	$ (48,532)	**$ (192,431)**	$ (124,085)
Items not involving cash				
Amortization	**552**	666	**1,657**	1,999
Equity in loss of New Nadina Explorations Limited	**2,288**	3,817	**8,826**	9,372
Write down (up) of marketable securities	**(14,429)**	5,379	**(17,202)**	4,825
(Gain) Loss on Sale of marketable securities	**15,034**	(5,110)	**26,319**	(5,110)
Changes in non-cash operating working capital	**19,899**	23,939	**15,509**	(3,103)
Write off Exploration and Acquisition	**48,895**	Nil	**48,895**	Nil
	(20,926)	(19,841)	**(139,445)**	(116,012)
INVESTMENTS				
Proceeds on Sale of marketable securities	**34,317**	40,495	**52,183**	40,395
Increase in investments	**(2,410)**	2,613	**(10,096)**	(7,430)
Investment in DHK Resources Ltd.	**Nil**	(5,000)	**Nil**	(52,673)
Mineral property acquisition costs (net)	**Nil**	Nil	**Nil**	(11,143)
Deferred exploration expenditures, net of amortization of capital assets	**(22,020)**	(27,606)	**(65,912)**	(77,238)
	14,707	(10,502)	**(23,825)**	(108,089)
Decrease In Cash	**(6,219)**	(9,339)	**(163,269)**	(224,091)
Cash And Term Deposits, Beginning of Period	**70,595**	258,018	**227,645**	472,770
Cash And Term Deposits, End of Period	**$ 64,376**	$ 248,679	**$ 64,376**	$ 248,679
Interest Paid	**Nil**	Nil	**Nil**	Nil
Income taxes paid	**Nil**	Nil	**Nil**	Nil
B.C. mining exploration tax credit received	**Nil**	Nil	**24,061**	Nil
Non-cash investing activity				
Amortization of capital assets capitalized to mineral properties	**$ 1,184**	$ 1,415	**$ 3,551**	$ 4,245

The accompanying notes are an integral part of these financial statements.

KETTLE RIVER RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
Nine month period

1. NATURE OF OPERATIONS
The Company was incorporated on October 17, 1980 under the laws of British Columbia and its principal business activity is mineral property exploration. The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and the generation of sufficient income through future production from, or the disposition of, such assets.

2. ACCOUNTING POLICIES
These interim financial statements follow the same accounting policies and methods of their application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual financial statements.

3. MARKETABLE SECURITIES

Securities of public companies		January 31, 2002
Cost	$	79,406
Write down to market value		74,174
Market value	$	5,231

4. INVESTMENTS

		January 31, 2002
New Nadina Explorations Limited		
January 31, 2002 1,794,432 common shares – 17.04 % ownership	$	426,126
Equity in losses of New Nadina Explorations Limited		(83,023)
Advances		6,476
	$	349,579
Westquest Minerals Corp.		
160,000 common shares at cost		40,031
	$	389,610

The investment in New Nadina Explorations Limited, a public company, has been accounted for on the equity basis as the Company has the ability to exercise significant influence as a result of share ownership, management and board representation. The quoted market value of the common shares at January 31, 2002 is $89,722.

The company holds 160,000 common shares in Westquest Minerals Corp., a private company formed for the purpose of undertaking mineral property exploration in Nevada. There is presently no quoted market value available for this investment.

5. CAPITAL ASSETS

						January 31, 2002	
	RATE		Cost		Accumulated Amortization		Net
Land		$	15,000	$	Nil	$	15,000
Paving	8%		5,460		1,986		3,474
Buildings	4%-5%		110,401		38,159		72,242
Mining equipment	30%		126,765		122,019		4,746
Office equipment	20%		53,972		46,659		7,313
Trailer	30%		21,861		21,838		23
Automobiles	30%		5,417		5,412		5
		$	338,876	$	236,073	$	102,803

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS
Nine month period

6. MINERAL PROPERTIES Deferred Exploration & Development

	Greenwood Area	DHK NWT	Skylark JV	Sask. JV	Naket JV	January 31, 2002
Allocation of management fees, salaries & wages	$ 14,000	$ 7,000	$ 500	$	$2,500	$ 24,000
Amortization	2,900	487	13	1	149	3,550
Assessment & Filing	1,320		300			1,620
Exploration programs	5,803	5,144	450	150	8,471	20,018
Legal & Miscellaneous	195	7,412			91	7,698
Roadwork/Reclamation	492					492
Storage-equipment	5,850					5,850
Taxes	1,575			83		1,658
Travel	220	4,210			146	4,576
TOTAL EXPENDITURES	$ 32,355	$ 24,253	$1,263	$ 234	$ 11,357	$ 69,462
Less Previous years write off				(44,207)		$ (44,207)
Deferred Exploration Expenditures -beginning of period						2,427,622
Deferred Exploration Expenditures – end of period						$ 2,452,877
Investment in DHK Diamonds Inc. – end of period						155,716
Property Acquisition						216,146
Total Mineral Properties						$ 2,824,740

	Balance April 30, 2001	Current Expenditures	Current Write – Offs	Balance January 31, 2002
Deferred Exploration Expenditures				
Greenwood Area - BC	$ 1,983,096	$ 32,355	$ Nil	$ 2,015,451
DHK Diamonds Inc. - NWT	303,201	24,253	Nil	327,454
Skylark - BC	7,645	1,263	Nil	8,908
Saskatchewan/BC	44,640	234	(44,207)	668
Naket – Nunavut	89,040	11,357		100,397
	2,427,622	69,462	(44,207)	2,452,877
Acquisition Costs				
Greenwood Area	199,804	Nil	Nil	199,804
Skylark - BC	3,199	Nil	Nil	3,199
Saskatchewan/BC	4,888	Nil	(4,688)	200
Naket - Nunavut	12,943	Nil	Nil	12,943
	220,834	Nil	(4,688)	216,146
Investment in DHK Diamonds Inc.	155,716	Nil	Nil	155,716
	376,550	Nil	(4,688)	371,862
Total Mineral Properties	$ 2,804,172	$ 67,462	$ (48,895)	$ 2,824,740

KETTLE RIVER RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
Nine month period

7. SHARE CAPITAL

a) Authorized: 50,000,000 common shares without par value

b)

Issued	January 31, 2002	
	No. of Shares	Consideration
Opening balance	4,853,611	$ 8,819,360
Less treasury shares at cost	(256,000)	(698,854)
Ending balance	4,597,611	$ 8,120,506

Warrants	Number	Price/share	Total Value	Expiry
Issued	200,000	$ 0.50	$ 100,000	July 16, 2002

Options	Issued	Exercise price	Expiry
Directors	205,000	$ 0.15	March 11, 2003
Director	100,000	$ 0.15	January 10, 2006
Employees	25,000	$ 0.15	March 11, 2003
	330,000		

8. RELATED PARTY TRANSACTIONS

During the period, the Company paid or accrued administration, management (including management of field programs) and legal fees of $106,270 to directors.

9. DIRECTORS at the date of this report are:

George O.M. Stewart, President & CEO
Ellen Clements, Secretary
Gerald H. Rayner,
Brian E. Abraham